UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:

The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Coral Gables, FL 33134

Page
Report of Independent Registered Public Accounting Firm – BDO USA, LLP	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	5
Notes to Financial Statements	6

Supplemental Schedules
Schedule H, line 4a – Delinquent Deposits of Participant Contributions	14
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15

Signatures

Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

The MasTec, Inc. 401(k) Retirement Plan

Coral Gables, FL

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of Schedule H, line 4a – Delinquent Deposits of Participant Contributions and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP Miami, FL June 29, 2015	Certified Public Accountants

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Investments, at fair value	$82,636,739	$72,121,324
Receivables:
Contributions from employer	1,933,463	1,757,298
Contributions from plan participants	74,890	50,784
Notes receivable from plan participants	2,877,133	2,239,899

Total net assets available for benefits	$87,522,225	$76,169,305

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2014

Additions to net assets available for benefits attributed to:

Investment loss:
Net depreciation in fair value of investments Dividend and interest income	$(3,521,882 3,082,413)
Other investment income	213,356

Total investment loss	(226,113)

Interest income on notes receivable from plan participants	106,103
Contributions:
Participants	13,792,112
Employer	7,966,929
Rollovers	1,329,462

Total contributions	23,088,503

Total additions	22,968,493

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	(11,385,284)
Administrative expenses	(230,289)

Total deductions	(11,615,573)

Net increase in net assets available for benefits	11,352,920
Net assets available for benefits at beginning of year	76,169,305

Net assets available for benefits at end of year	$87,522,225

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2014

NOTE A – DESCRIPTION OF PLAN

Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. Effective January 6, 2014, April 14, 2014 and October 20, 2014, Dynis, Inc., Speed Wire, Inc. and Westower Communications, Inc. became participating employers in the Plan. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. and its subsidiaries (the “Company”) who have completed at least thirty days of service (“eligibility period”). Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Effective January 1, 2013, the Plan adopted a Safe Harbor match, which provides for a match of 100% of the first 3% and 50% of the next 2% of the contribution made to the plan up to a maximum 4% employer match. The match is credited on a quarterly basis, in the months of April, July, October, and January of the following year. The Company’s matching contribution is funded 50% in the form of the Company’s common stock, which is not subject to participant direction, and 50% in cash, which is invested in accordance with each participant’s investment directive.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Participants’ pre-tax contribution limit is $17,500 for 2014 and 2013. Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. The IRS limit for the catch-up contribution amount is $5,500 for 2014 and 2013.

Upon enrollment, a participant may direct employee contributions, in 1% increments, to any of the Plan’s fund options. Participants may change their investment options daily.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and the Plan’s investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to the Company’s contributions is forfeited. Forfeited balances of participants’ non-vested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

Vesting

Participants vest immediately in their contributions and amounts rolled over into the Plan. Effective January 1, 2013, the Plan adopted Safe Harbor provisions. In accordance with all Safe Harbor provisions, participants vest immediately in all Safe Harbor Company contributions made after January 1, 2013.

Forfeitures

Forfeitures of non-vested participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the employer. Any remaining forfeitures shall be allocated to participants. At December 31, 2014 and 2013, unallocated forfeited accounts totaled $80,253 and $32,488, respectively. The Company has elected to use the forfeitures to pay certain plan expenses. During the year ended December 31, 2014, no forfeitures were used to pay administrative fees.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2014 ranged from 4.00% to 6.25%. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan. If any scheduled loan repayments remain outstanding for greater than 90 days, the participant loan will be placed in default and reported as deemed distribution. Notes receivable from participants are stated at cost, plus accrued interest, which approximates fair value.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

Effective January 1, 2013, participants become fully vested once the eligibility period is met and will receive the entire balance of his account upon termination.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2014 and 2013 and changes in net assets available for Plan benefits as of December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options and combinations from which participants may choose, including the Company stock fund, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

Benefit Payments

Benefits are recorded when paid. At December 31, 2014, there were $20,871 allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.

Investment Valuation and Income Recognition

Plan investments are stated at estimated fair values. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year. Effective June 3, 2013, the trustee, custodian and record keeper of the Plan was changed from Prudential Retirement Insurance and Annuity Company to Bank of America Merrill Lynch (“Merrill Lynch”). As described in Accounting Standard Codification (“ASC”) 946, Subtopic 210, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in ASC 946, Subtopic 210.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following describes the three levels of the fair value hierarchy under ASC 820 and the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments:

Basis of Fair Value Measurement

Level 1	Observable inputs that reflect quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities, mutual funds and certain pooled separate accounts.

Level 2	Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities. The Plan assets identified as Level 2 include certain pooled separate accounts and the fully benefit-responsive contract.

Level 3	Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). The Plan did not classify any assets as Level 3.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2014 and 2013 as follows:

	Investment Assets at Fair Value as of December 31, 2014
Investment Contract #610145 with Bank of America Merrill Lynch:	Level 1	Level 2	Level 3	Total
Mutual funds
Growth (1)	$19,382,149	$—	$—	$19,382,149
Value (1)	15,899,441			15,899,441
Fixed Income (2)	11,503,587	—	—	11,503,587
International (3)	9,676,338	—	—	9,676,338
Index (4)	4,909,664			4,909,664
Real Estate (5)	1,407,432	—	—	1,407,432
Blend (6)	625,951	—	—	625,951
Commodity (7)	389,249	—	—	389,249

Total mutual funds	$63,793,811	$—	$—	$63,793,811

Stable Value (8)	$—	$9,189,891	$—	$9,189,891

MasTec, Inc. stock (a)	$9,679,613	$—	$—	$9,679,613

Pending settlement	$7,260	$—	$—	$7,260

Loan repayment	$(33,836)	$—	$—	$(33,836)

Total investment assets at fair value	$73,446,848	$9,189,891	$—	$82,636,739

	Investment Assets at Fair Value as of December 31, 2013
Investment Contract #610145 with Bank of America Merrill Lynch:	Level 1	Level 2	Level 3	Total
Mutual funds
Growth (1)	$17,265,904	$—	$—	$17,265,904
Value (1)	13,212,945			13,212,945
International (3)	8,200,521	—	—	8,200,521
Fixed Income (2)	7,197,460	—	—	7,197,460
Index (4)	4,108,018			4,108,018
Real Estate (5)	949,563	—	—	949,563
Commodity (7)	132,719	—	—	132,719
Blend (6)	92,300			92,300

Total mutual funds	$51,159,430	$—	$—	$51,159,430

Stable Value (8)	$—	$9,063,591	$—	$9,063,591

MasTec, Inc. stock (a)	$11,900,684	$—	$—	$11,900,684

Pending settlement	$3,088	$—	$—	$3,088

Loan repayment	$(5,469)	$—	$—	$(5,469)

Total investment assets at fair value	$63,057,733	$9,063,591	$—	$72,121,324

(a)	Includes nonparticipant-directed accounts
(1)	Diversified funds focused on appreciation of capital through investments in stocks
(2)	Diversified fund invested in a portfolio of fixed income securities with a goal of preserving capital and generating income
(3)	Diversified funds focused on appreciation of capital, investing primarily in common stock of non-US companies
(4)	Fund constructed to reflect the composition of the S&P 500 Index
(5)	Diversified fund invested primarily in real estate securities
(6)	Diversified funds that seeks dividend income and long-term capital growth primarily through investments in stocks
(7)	Diversified funds focused on maximum real return, consistent with prudent investment management
(8)	Principal preservation and income while maximizing income to participants

NOTE C – INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are summarized below.

Investment Contract #610145 with Bank of America Merrill Lynch:	December 31, 2014
MFS Growth Fund	$12,173,928
Columbia Trust Stable Government Fund (H)	9,189,891
Ridgeworth Large Cap Value Fund (A)	8,483,372
Lazard International Strategic Equity Portfolio Fund (Open)	8,003,247
TCW Core Fixed Income Fund (N)	5,851,342
BlackRock S&P 500 Stock Fund (Institutional)	4,909,664
Prudential Jennison Mid Cap Growth Fund (A)	4,803,881
MasTec, Inc. Stock (a)	9,679,613

Investment Contract #610145 with Bank of America Merrill Lynch:	December 31, 2013
MFS Growth Fund	$10,906,675
RiverSource Trust Stable Capital Fund (H)	9,063,591
Lazard International Strategic Equity Portfolio Fund (Open)	7,665,747
Ridgeworth Large Cap Value Fund (A)	7,235,199
TCW Core Fixed Income Fund (N)	4,740,137
Prudential Jennison Mid Cap Growth Fund (A)	4,152,310
BlackRock S&P 500 Stock Fund (Institutional)	4,108,018
JPMorgan Small Cap Value Fund (A)	3,927,662
MasTec, Inc. Stock (a)	11,900,684

The Plan’s investments, including investments bought, sold and held during the year, depreciated in fair value for the year ended December 31, 2014 as follows:

MasTec, Inc. stock (a)	$(4,277,050)
Mutual funds	755,168

$(3,521,882)

(a)	Includes nonparticipant-directed amounts

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2014	2013
MasTec, Inc. stock	$7,669,788	$10,189,771

Changes in Net Assets	Year Ended December 31, 2014
Contributions	$3,983,465
Net depreciation in fair value of investments	(4,277,050)
Benefits paid to participants	(1,716,110)
Other	(510,288)

$(2,519,983)

NOTE E – INCOME TAX STATUS

On June 3, 2013, the Company adopted the Merrill Lynch Prototype Defined Contribution Plan and Trust Base Plan. This plan received a favorable opinion letter from the IRS on March 31, 2008, stating that the form of the plan is acceptable under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Prior to that, the Company adopted the Prudential Insurance Co. of America plan. This plan also received a favorable opinion letter from the IRS on March 31, 2008.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE F – PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Common Stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. Common Stock at December 31, 2014 and 2013 was $9,679,613 and $11,900,684, respectively (See Note D). In addition, there are $2,877,133 and $2,239,899 in outstanding participant loans as of December 31, 2014 and 2013, respectively.

NOTE G – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H – NON-EXEMPT TRANSACTIONS

During the Plan years ended December 31, 2014 and 2013, employee withholdings in the amounts of $128,327, and $112,593, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $193 and $129, for the years ended December 31, 2014 and 2013, respectively. The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.

NOTE I – SUBSEQUENT EVENTS

Effective June 12, 2015, Dynamic Tower Services, Inc. became participating employers in the Plan.

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4a-

DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2014

Participant Contributions Transferred Late to Plan (a)	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 128,327	$ 193	—	$ 193	$128,134

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Investment Contract #610145 with Bank of America Merrill Lynch:
	MFS Growth Fund	Mutual Fund	**	$12,173,928
	Columbia Trust Stable Govt Fund (H)	Stable Value	**	9,189,891
	Ridgeworth Large- Cap Value Fund (A)	Mutual Fund	**	8,483,372
	Lazard International Strategic Equity Portfolio (Open)	Mutual Fund	**	8,003,247
	TCW Core Fixed Income (N)	Mutual Fund	**	5,851,342
	BlackRock S&P 500 Stock (Institutional)	Mutual Fund	**	4,909,664
	Prudential Jennison Mid Cap Growth (A)	Mutual Fund	**	4,803,881
	JP Morgan Small Cap Value (A)	Mutual Fund	**	4,363,990
	Pioneer Short Term Income (Y)	Mutual Fund	**	3,402,105
	JP Morgan Mid Cap Value (I)	Mutual Fund	**	3,052,079
	Voya Small Cap Opportunities (A)	Mutual Fund	**	2,404,340
	Neuberger Berman Real Estate (Institutional)	Mutual Fund	**	1,407,432
	Templeton Global Bond (A)	Mutual Fund	**	921,418
	BlackRock Inflation Protected Bond Portfolio	Mutual Fund	**	737,028
	T Rowe Price Dividend	Mutual Fund	**	625,951
	Prudential High Yield	Mutual Fund	**	591,695
	American Beacon International Equity (Institutional)	Mutual Fund	**	591,051
	Oppenheimer International Growth (Y)	Mutual Fund	**	561,436
	Oppenheimer Developing Markets	Mutual Fund	**	520,603
	PIMCO Commodity Real Return Strategy	Mutual Fund	**	389,249
*	MasTec, Inc. Stock	Separate Account	$9,140,043	9,679,613
*	Participants’ Loans	Interest rates range from 4.00% to 6.25% maturing at various dates through 2024, collateralized by vested participant balances	**	2,877,133

*	Represents a party-in-interest
**	Not applicable as the investment is participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 29, 2015	/s/ George Pita
Chief Financial Officer of MasTec, Inc.